                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               VITECH AMERICA INC.
                     --------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                    928489103
                      -------------------------------------
                                 (CUSIP Number)

                                  March 31, 2002
            -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         x Rule 13d-1(b)
         _ Rule 13d-1(c)
         _ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13G
CUSIP NO. 928489103

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Knight Securities, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a)
                                                  (b) x

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                            5.    SOLE VOTING POWER           2,134,850
          NUMBER OF                                           ------------------
           SHARES
        BENEFICIALLY        6.    SHARED VOTING POWER         Not applicable
          OWNED BY                                            ------------------
            EACH
         REPORTING          7.    SOLE DISPOSITIVE POWER      2,134,850
           PERSON                                             ------------------
            WITH
                            8.    SHARED DISPOSITIVE POWER    Not applicable
                                                              ------------------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        2,134,850

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*



11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.4 %

12.     TYPE OF REPORTING PERSON*

        BD


ITEM 1(a).    Name of Issuer

              Vitech America Inc.

ITEM 1(b).    Address of Issuer's Principal Executive Offices

                     2190 Northwest 89th Place, Miami, Florida 33172-2427

ITEM 2(a).    Names of Persons Filing

              Knight Securities, L.P.

ITEM 2(b).    Address of principal business office

              525 Washington Blvd., 23rd Fl.
              Jersey City, NJ 07310

ITEM 2(c).    Citizenship

              Delaware

ITEM 2(d).    Title of Class of Securities

              Common Stock

ITEM 2(e).    CUSIP Number

                    928489103

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

              (a) [x] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


ITEM 4.       Ownership

       (a)    Amount beneficially owned

                                2,134,850

       (b)    Percent of class                 10.4%

       (c)    Number of shares as to which such person has:

              (i)    sole power to vote or to direct the vote          2,134,850
                                                                  --------------

              (ii)   shared power to vote or to direct the vote   Not applicable
                                                                  --------------
              (iii)  sole power to dispose or to direct the
                     disposition of                                    2,134,850
                                                                  --------------
              (iv)   shared power to dispose or to direct the
                     disposition of                               Not applicable
                                                                  --------------
ITEM 5.       Ownership of Five Percent or Less of a Class

              Not applicable

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person

              Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

ITEM 8.       Identification and Classification of Members of the Group

              Not applicable.

ITEM 9.       Notice of Dissolution of Group

              Not applicable.


ITEM 10.      Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2002

                                      Knight Securities, L.P.




                                       By:

                                            ---------------------
                                            Michael T. Dorsey
                                            SVP, General Counsel and Secretary